CONSENT OF ROBERT PREVOST

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The revised annual information form of the Company dated July 22, 2003 and the annual information form of the Company dated April 17, 2002, which include reference to my name in connection with information relating to the Rock Creek Project, the Shotgun Project and the Saddle Project;

  The annual report of the Company for the fiscal year ended November 30, 2002 and the annual report of the Company for the fiscal year ended November 30, 2001, which include reference to my name in connection with information relating to the Rock Creek Project, the Shotgun Project and the Saddle Project; and

  The material change report and press release of the Company dated February 18, 2002, which include reference to my name in connection with information relating to the Rock Creek Project, the Shotgun Project and the Saddle Project.

 Dated October 11, 2003, at Wickenburg, Arizona

/s/ Robert Prevost
Robert Prevost